Exhibit 99.3

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PROPOSED ARTICLES OF ASSOCIATION

DEFINITIONS AND INTERPRETATION

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1.1	In these articles of association the following definitions shall apply:

Article	An article of these articles of association.

CEO	The Company's chief executive officer.

Chairman	The chairman of the Supervisory Board.

Company	The company to which these articles of association pertain.

DCC	The Dutch Civil Code.

Dutch Corporate	The code of conduct designated from time to time

Governance Code	pursuant to Section 2:391(5) DCC.

General Meeting	The Company's general meeting.

Group Company	An entity or partnership which is organisationally connected with the Company in an economic unit within the meaning of Section 2:24b DCC.

Indemnified Officer	A current or former Managing Director or Supervisory Director and such other current or former officer or employee of the Company or its Group Companies as designated by the Management Board.

Management Board	The Company's management board.

Management Board Rules	The internal rules applicable to the Management Board, as drawn up by the Management Board.

Managing Director	A member of the Management Board.

Meeting Rights	With respect to the Company, the rights attributed by law to the holders of depository receipts issued for shares with a company's cooperation, including the right to attend and address a General Meeting.

Person with Meeting Rights	A shareholder, a usufructuary or pledgee with voting rights or a holder of depository receipts for shares issued with the Company's cooperation.

Record Date	The date of registration for a General Meeting as provided by law.

Simple Majority	More than half of the votes cast.

Subsidiary	A subsidiary of the Company within the meaning of Section 2:24a DCC.

Supervisory Board	The Company's supervisory board.

Supervisory Board Rules	The internal rules applicable to the Supervisory Board, as drawn up by the Supervisory Board.

Supervisory Director	A member of the Supervisory Board. shares in the Company's capital or to the holders thereof, respectively.

1.2	Unless the context requires otherwise, references to "shares" or "shareholders" are to shares in the Company's capital or to the holders thereof, respectively.

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1.3	References to statutory provisions are to those provisions as they are in force from time to time.

1.4	Terms that are defined in the singular have a corresponding meaning in the plural.

1.5	Words denoting a gender include each other gender.

1.6	Except as otherwise required by law, the terms "written" and "in writing" include the use of electronic means of communication.

NAME AND SEAT

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2.1	The Company's name is Crown LiquidationCo N.V.

2.2	The Company has its corporate seat in Amsterdam.

OBJECTS

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The Company's objects are:

a.	to develop, license, manufacture and commercialize diagnostic and pharmaceutical products and services;

b.	to develop and commercialise diagnostic and pharmaceutical tests and analytical methods;

c.	to incorporate, to participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;

d.	to acquire, to manage, to invest, to exploit, to encumber and to dispose of assets and liabilities;

e.	to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of Group Companies or other parties; and

f.	to do anything which, in the widest sense, is connected with or may be conducive to the objects described above.

SHARES - AUTHORISED SHARE CAPITAL AND DEPOSITORY RECEIPTS

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4.1	The Company's authorised share capital amounts to nine million four hundred and eighty thousand euro (EUR 9,480,000).

4.2	The authorised share capital is divided into seventy-nine million (79,000,000) shares, each having a nominal value of twelve eurocents (EUR 0.12).

4.3	The Management Board may resolve that one or more shares are divided into such number of fractional shares as may be determined by the Management Board. Unless specified differently, the provisions of these articles of association concerning shares and shareholders apply mutatis mutandis to fractional shares and the holders thereof, respectively.

4.4	The Company may cooperate with the issue of depository receipts for shares in its capital.

SHARES - FORM OF SHARES AND SHARE REGISTER

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5.1	All shares are registered shares. The Company may issue share certificates for registered shares in such form as may be approved by the Management Board. Each Managing Director is authorised to sign any such share certificate on behalf of the Company.

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5.2	Shares shall be numbered consecutively, starting from 1.

5.3	The Management Board shall keep a register setting out the names and addresses of all shareholders and all holders of a usufruct or pledge in respect of shares. The register shall also set out any other particulars that must be included in the register pursuant to applicable law. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

5.4	Shareholders, usufructuaries and pledgees shall provide the Management Board with the necessary particulars in a timely fashion. Any consequences of not, or incorrectly, notifying such particulars shall be borne by the party concerned.

5.5	All notifications may be sent to shareholders, usufructuaries and pledgees at their respective addresses as set out in the register.

SHARES - ISSUE

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6.1	Shares can be issued pursuant to a resolution of the General Meeting or of another body authorised by the General Meeting for this purpose for a specified period not exceeding five years. When granting such authorisation, the number of shares that may be issued must be specified. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as and to the extent that another body has been authorised to resolve to issue shares, the General Meeting shall not have this authority.

6.2	Article 6.1 applies mutatis mutandis to the granting of rights to subscribe for shares, but does not apply in respect of issuing shares to a party exercising a previously acquired right to subscribe for shares.

6.3	The Company may not subscribe for shares in its own capital.

SHARES - PRE-EMPTION RIGHTS

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7.1	Upon an issue of shares, each shareholder shall have a pre-emption right in proportion to the aggregate nominal value of his shares.

7.2	In deviation of Article 7.1, shareholders do not have pre-emption rights in respect of:

a.	shares issued against non-cash contribution; or

b.	shares issued to employees of the Company or of a Group Company.

7.3	The Company shall announce an issue with pre-emption rights and the period during which those rights can be exercised in the Dutch State Gazette and in a daily newspaper with national distribution, unless the announcement is sent in writing to all shareholders at the addresses submitted by them.

7.4	Pre-emption rights may be exercised for a period of at least two weeks after the date of announcement in the State Gazette or after the announcement was sent to the shareholders.

7.5	Pre-emption rights may be limited or excluded by a resolution of the General Meeting or of the body authorised as referred to in Article 6.1, if that body was authorised by the General Meeting for this purpose for a specified period not exceeding five years. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as and to the extent that another body has been authorised to resolve to limit or exclude pre-emption rights, the General Meeting shall not have this authority.

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7.6	A resolution of the General Meeting to limit or exclude pre-emption rights, or to grant an authorisation as referred to in Article 7.5, shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.

7.7	The preceding provisions of this Artikel 7 apply mutatis mutandis to the granting of rights to subscribe for shares, but do not apply in respect of issuing shares to a party exercising a previously acquired right to subscribe for shares.

SHARES - PAYMENT

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8.1	Without prejudice to Section 2:80(2) DCC, the nominal value of a share and, if the share is subscribed for at a higher price, the difference between these amounts must be paid up upon subscription for that share.

8.2	Shares must be paid up in cash, except to the extent that payment by means of a contribution in another form has been agreed.

8.3	Payment in a currency other than the euro may only be made with the Company's consent. Where such a payment is made, the payment obligation is satisfied for the amount in euro for which the paid amount can be freely exchanged. Without prejudice to the last sentence of Section 2:80a(3) DCC, the date of the payment determines the exchange rate.

SHARES - FINANCIAL ASSISTANCE

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9.1	The Company may not provide security, give a price guarantee, warrant performance in any other way or commit itself jointly and severally or otherwise with or for others with a view to the subscription for or acquisition of shares or depository receipts for shares in its capital by others. This prohibition applies equally to Subsidiaries.

9.2	The Company and its Subsidiaries may not provide loans with a view to the subscription for or acquisition of shares or depository receipts for shares in the Company's capital by others, unless the Management Board resolves to do so and Section 2:98c DCC is observed.

9.3	The preceding provisions of this Artikel 9 do not apply if shares or depository receipts for shares are subscribed for or acquired by or for employees of the Company or of a Group Company.

SHARES - ACQUISITION OF OWN SHARES

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10.1	The acquisition by the Company of shares in its own capital which have not been fully paid up shall be null and void.

10.2	The Company may only acquire fully paid up shares in its own capital for no consideration or if and to the extent that the General Meeting has authorised the Management Board for this purpose and all other relevant statutory requirements of Section 2:98 DCC are observed.

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10.3	An authorisation as referred to in Article 10.2 remains valid for no longer than eighteen months. When granting such authorisation, the General Meeting shall determine the number of shares that may be acquired, how they may be acquired and within which range the acquisition price must be. An authorisation shall not be required for the Company to acquire shares in its own capital in order to transfer them to employees of the Company or of a Group Company pursuant to an arrangement applicable to them, provided that these shares are included on the price list of a stock exchange.

10.4	Without prejudice to Articles 10.1 through 10.3, the Company may acquire shares in its own capital for cash consideration or for consideration satisfied in the form of assets. In the case of a consideration being satisfied in the form of assets, the value thereof, as determined by the Management Board, must be within the range stipulated by the General Meeting as referred to in Article 10.3.

10.5	The previous provisions of this Artikel 10 do not apply to shares acquired by the Company under universal title of succession.

10.6	In this Artikel 10, references to shares include depository receipts for shares.

SHARES - REDUCTION OF ISSUED SHARE CAPITAL

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11.1	The General Meeting can resolve to reduce the Company's issued share capital by cancelling shares or by reducing the nominal value of shares by virtue of an amendment to these articles of association. The resolution must designate the shares to which the resolution relates and it must provide for the implementation of the resolution.

11.2	A resolution to cancel shares may only relate to shares held by the Company itself or in respect of which the Company holds the depository receipts.

11.3	A resolution of the General Meeting to reduce the Company's issued share capital shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.

SHARES - ISSUE AND TRANSFER REQUIREMENTS Artikel 12

12.1	Except as otherwise provided or allowed by Dutch law, the issue or transfer of a share shall require a deed to that effect and, in the case of a transfer and unless the Company itself is a party to the transaction, acknowledgement of the transfer by the Company.

12.2	The acknowledgement shall be set out in the deed or shall be made in such other manner as prescribed by law.

12.3	For as long as any shares are admitted to trading on the New York Stock Exchange, the NASDAQ Stock Market or on any other regulated stock exchange operating in the United States of America, the laws of the State of New York shall apply to the property law aspects of the shares reflected in the register administered by the relevant transfer agent, without prejudice to Sections 10:140 and 10:141 DCC.

SHARES - USUFRUCT AND PLEDGE

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13.1	Shares can be encumbered with a usufruct or pledge.

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13.2	The voting rights attached to a share which is subject to a usufruct or pledge vest in the shareholder concerned.

13.3	In deviation of Article 13.2, the holder of a usufruct or pledge on shares shall have the voting rights attached thereto if this was provided for when the usufruct or pledge was created.

13.4	Usufructuaries and pledgees without voting rights shall not have Meeting Rights.

MANAGEMENT BOARD - COMPOSITION

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14.1	The Company has a Management Board consisting of one or more Managing Directors. The Management Board shall be composed of individuals.

14.2	The Supervisory Board shall determine the number of Managing Directors.

14.3	The Supervisory Board shall elect a Managing Director to be the CEO. The Supervisory Board may dismiss the CEO, provided that the Managing Director so dismissed shall subsequently continue his term of office as a Managing Director without having the title of CEO.

14.4	If a Managing Director is absent or incapacitated, he may be replaced temporarily by a person whom the Management Board has designated for that purpose and, until then, the other Managing Director(s) shall be charged with the management of the Company. If all Managing Directors are absent or incapacitated, the management of the Company shall be attributed to the Supervisory Board. The person(s) charged with the management of the Company in this manner, may designate one or more persons to be charged with the management of the Company instead of, or together with, such person(s).

14.5	A Managing Director shall be considered to be unable to act within the meaning of Article 14.4:

a.	during the existence of a vacancy on the Management Board, including as a result of:

i.	his death;

ii.	his dismissal by the General Meeting, other than at the proposal of the Supervisory Board; or

iii.	his voluntary resignation before his term of office has expired;

iv.	not being reappointed by the General Meeting, notwithstanding a (binding) nomination to that effect by the Supervisory Board,

provided that the Supervisory Board may always decide to decrease the number of Managing Directors such that a vacancy no longer exists; or

b.	during his suspension; or

c.	in a period during which the Company has not been able to contact him (including as a result of illness), provided that such period lasted longer than five consecutive days (or such other period as determined by the Supervisory Board on the basis of the facts and circumstances at hand).

MANAGEMENT BOARD - APPOINTMENT, SUSPENSION AND DISMISSAL Artikel 15

15.1	The General Meeting shall appoint the Managing Directors and may at any time suspend or dismiss any Managing Director. In addition, the Supervisory Board may at any time suspend a Managing Director. A suspension by the Supervisory Board can at any time be lifted by the General Meeting.

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15.2	The General Meeting can only appoint Managing Directors upon a nomination by the Supervisory Board. The General Meeting may at any time resolve to render such nomination to be non-binding by a majority of at least two thirds of the votes cast representing more than half of the issued share capital. If a nomination is rendered non-binding, a new nomination shall be made by the Supervisory Board. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is rendered non-binding. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.

15.3	At a General Meeting, a resolution to appoint a Managing Director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that General Meeting or the explanatory notes thereto.

15.4	A resolution of the General Meeting to suspend or dismiss a Managing Director shall require a majority of at least two thirds of the votes cast representing more than half of the issued share capital, unless the resolution is passed at the proposal of the Supervisory Board. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.

15.5	If a Managing Director is suspended and the General Meeting does not resolve to dismiss him within three months from the date of such suspension, the suspension shall lapse.

MANAGEMENT BOARD - DUTIES AND ORGANISATION

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16.1	The Management Board is charged with the management of the Company, subject to the restrictions contained in these articles of association. In performing their duties, Managing Directors shall be guided by the interests of the Company and of the business connected with it.

16.2	The Management Board shall draw up Management Board Rules concerning its organisation, decision-making and other internal matters, with due observance of these articles of association. In performing their duties, the Managing Directors shall act in compliance with the Management Board Rules.

16.3	The Management Board may perform the legal acts referred to in Section 2:94(1) DCC without the prior approval of the General Meeting.

MANAGEMENT BOARD - DECISION-MAKING

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17.1	Without prejudice to Article 17.5, each Managing Director may cast one vote in the decision-making of the Management Board.

17.2	A Managing Director can be represented by another Managing Director holding a written proxy for the purpose of the deliberations and the decision-making of the Management Board.

17.3	Resolutions of the Management Board shall be passed, irrespective of whether this occurs at a meeting or otherwise, by Simple Majority unless the Management Board Rules provide differently.

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17.4	Invalid votes, blank votes and abstentions shall not be counted as votes cast. Managing Directors who casted an invalid or blank vote or who abstained from voting shall be taken into account when determining the number of Managing Directors who are present or represented at a meeting of the Management Board.

17.5	Where there is a tie in any vote of the Management Board, the CEO shall have a casting vote, provided that the CEO cannot cast more votes than the other Managing Directors together. Otherwise, the relevant resolution shall not have been passed.

17.6	A Managing Director shall not participate in the deliberations and decision-making of the Management Board on a matter in relation to which he has a direct or indirect personal interest which conflicts with the interests of the Company and of the business connected with it. If, as a result thereof, no resolution can be passed by the Management Board, the resolution shall be passed by the Supervisory Board.

17.7	Meetings of the Management Board can be held through audio-communication facilities, unless a Managing Director objects thereto.

17.8	Resolutions of the Management Board may, instead of at a meeting, be passed in writing, provided that all Managing Directors are familiar with the resolution to be passed and none of them objects to this decision-making process. Articles 17.1 through 17.6 apply mutatis mutandis.

17.9	The approval of the Supervisory Board is required for resolutions of the Management Board concerning the following matters:

a.	the making of a proposal to the General Meeting concerning:

i.	the issue of shares or the granting of rights to subscribe for shares;

ii.	the limitation or exclusion of pre-emption rights;

iii.	the designation or granting of an authorisation as referred to in Articles 6.1, 7.5 and 10.2, respectively;

iv.	the reduction of the Company's issued share capital;

v.	the making of a distribution from the Company's profits or reserves;

vi.	the determination that all or part of a distribution, instead of being made in cash, shall be made in the form of shares in the Company's capital or in the form of assets;

vii.	the amendment of these articles of association;

viii.	the entering into of a merger or demerger;

ix.	the instruction of the Management Board to apply for the Company's bankruptcy; and

x.	the Company's dissolution;

b.	the issue of shares or the granting of rights to subscribe for shares;

c.	the limitation or exclusion of pre-emption rights;

d.	the acquisition of shares by the Company in its own capital, including the determination of the value of a non-cash consideration for such an acquisition as referred to in Article 10.4;

e.	the drawing up or amendment of the Management Board Rules;

f.	the performance of the legal acts described in Article 16.3 and 17.10;

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g.	the charging of amounts to be paid up on shares against the Company's reserves as described in Article 34.4;

h.	the making of an interim distribution; and

i.	such other resolutions of the Management Board as the Supervisory Board shall have specified in a resolution to that effect and notified to the Management Board.

17.10	The approval of the General Meeting is required for resolutions of the Management Board concerning a material change to the identity or the character of the Company or the business, including in any event:

a.	transferring the business or materially all of the business to a third party;

b.	entering into or terminating a long-lasting alliance of the Company or of a Subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for the Company; and

c.	acquiring or disposing of an interest in the capital of a company by the Company or by a Subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the Company's most recently adopted annual accounts.

17.11	The absence of the approval of the Supervisory Board or the General Meeting of a resolution as referred to in Articles 17.9 or 17.10, respectively, shall result in the relevant resolution being null and void pursuant to Section 2:14(1) DCC but shall not affect the powers of representation of the Management Board or of the Managing Directors.

MANAGEMENT BOARD - COMPENSATION

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18.1	The General Meeting shall determine the Company's policy concerning the compensation of the Management Board with due observance of the relevant statutory requirements.

18.2	The compensation of Managing Directors shall be determined by the Supervisory Board with due observance of the policy referred to in Article 18.1.

18.3	The Supervisory Board shall submit proposals concerning compensation arrangements for the Management Board in the form of shares or rights to subscribe for shares to the General Meeting for approval. This proposal must at least include the number of shares or rights to subscribe for shares that may be awarded to the Management Board and which criteria apply for such awards or changes thereto. The absence of the approval of the General Meeting shall not affect the powers of representation.

MANAGEMENT BOARD - REPRESENTATION

Artikel 19

19.1	The Management Board is entitled to represent the Company.

19.2	The power to represent the Company also vests in the CEO individually, as well as in any other two Managing Directors acting jointly.

19.3	The Company may also be represented by the holder of a power of attorney to that effect. If the Company grants a power of attorney to an individual, the Management Board may grant an appropriate title to such person.

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SUPERVISORY BOARD - COMPOSITION

Artikel 20

20.1	The Company has a Supervisory Board consisting of one or more Supervisory Directors. The Supervisory Board shall be composed of individuals.

20.2	The Supervisory Board shall determine the number of Supervisory Directors.

20.3	The Supervisory Board shall elect a Supervisory Director to be the Chairman. The Supervisory Board may dismiss the Chairman, provided that the Supervisory Director so dismissed shall subsequently continue his term of office as a Supervisory Director without having the title of Chairman.

20.4	Where a Supervisory Director is no longer in office or is unable to act, he may be replaced temporarily by a person whom the Supervisory Board has designated for that purpose and, until then, the other Supervisory Director(s) shall be charged with the supervision of the Company. Where all Supervisory Directors are no longer in office or are unable to act, the supervision of the Company shall be attributed to the former Supervisory Director who most recently ceased to hold office as the Chairman, provided that he is willing and able to accept that position, who may designate one or more other persons to be charged with the supervision of the Company (instead of, or together with, such former Supervisory Director). The person(s) charged with the supervision of the Company pursuant to the previous sentence shall cease to hold that position when the General Meeting has appointed one or more persons as Supervisory Director(s). Article 14.5 applies mutatis mutandis.

SUPERVISORY BOARD - APPOINTMENT, SUSPENSION AND DISMISSAL

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21.1	The General Meeting shall appoint the Supervisory Directors and may at any time suspend or dismiss any Supervisory Director.

21.2	The General Meeting can only appoint a Supervisory Director upon a nomination by the Supervisory Board. The General Meeting may at any time resolve to render such nomination to be non-binding by a majority of at least two thirds of the votes cast representing more than half of the issued share capital. If a nomination is rendered non-binding, a new nomination shall be made by the Supervisory Board. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.

21.3	Upon the making of a nomination for the appointment of a Supervisory Director, the following information shall be provided with respect to the candidate:

a.	his age and profession;

b.	the aggregate nominal value of the shares held by him in the Company's capital;

c.	his present and past positions, to the extent that these are relevant for the performance of the tasks of a Supervisory Director;

d.	the names of any entities of which he is already a supervisory director or a non-executive director; if these include entities that form part of the same group, a specification of the group's name shall suffice.

The nomination must be supported by reasons. In the case of a reappointment, the manner in which the candidate has fulfilled his duties as a Supervisory Director shall be taken into account.

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21.4	At a General Meeting, a resolution to appoint a Supervisory Director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that General Meeting or in the explanatory notes thereto.

21.5	A resolution of the General Meeting to suspend or dismiss a Supervisory Director shall require a majority of at least two thirds of the votes cast representing more than half of the issued share capital, unless the resolution is passed at the proposal of the Supervisory Board. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.

21.6	If a Supervisory Director is suspended and the General Meeting does not resolve to dismiss him within three months from the date of such suspension, the suspension shall lapse.

SUPERVISORY BOARD - DUTIES AND ORGANISATION

Artikel 22

22.1	The Supervisory Board is charged with the supervision of the policy of the Management Board and the general course of affairs of the Company and of the business connected with it. The Supervisory Board shall provide the Management Board with advice. In performing their duties, Supervisory Directors shall be guided by the interests of the Company and of the business connected with it.

22.2	The Management Board shall provide the Supervisory Board with the information necessary for the performance of its tasks in a timely fashion. At least once a year, the Management Board shall inform the Supervisory Board in writing of the main features of the strategic policy, the general and financial risks and the administration and control system of the Company.

22.3	The Supervisory Board shall draw up Supervisory Board Rules concerning its organisation, decision-making and other internal matters, with due observance of these articles of association. In performing their duties, the Supervisory Directors shall act in compliance with the Supervisory Board Rules.

22.4	The Supervisory Board shall establish the committees which the Company is required to have and otherwise such committees as are deemed to be appropriate by the Supervisory Board. The Supervisory Board shall draw up (and/or include in the Supervisory Board Rules) rules concerning the organisation, decision-making and other internal matters of its committees.

SUPERVISORY BOARD - DECISION-MAKING

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23.1	Without prejudice to Article 23.5, each Supervisory Director may cast one vote in the decision-making of the Supervisory Board.

23.2	A Supervisory Director can be represented by another Supervisory Director holding a written proxy for the purpose of the deliberations and the decision-making of the Supervisory Board.

23.3	Resolutions of the Supervisory Board shall be passed, irrespective of whether this occurs at a meeting or otherwise, by Simple Majority unless the Supervisory Board Rules provide differently.

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23.4	Invalid votes, blank votes and abstentions shall not be counted as votes cast. Supervisory Directors who casted an invalid or blank vote or who abstained from voting shall be taken into account when determining the number of Supervisory Directors who are present or represented at a meeting of the Supervisory Board.

23.5	Where there is a tie in any vote of the Supervisory Board, the Chairman shall have a casting vote, provided that the Chairman cannot cast more votes than the other Supervisory Directors together. Otherwise, the relevant resolution shall not have been passed.

23.6	A Supervisory Director shall not participate in the deliberations and decision-making of the Supervisory Board on a matter in relation to which he has a direct or indirect personal interest which conflicts with the interests of the Company and of the business connected with it. If, as a result thereof, no resolution can be passed by the Supervisory Board, the resolution may nevertheless be passed by the Supervisory Board as if none of the Supervisory Directors has a conflict of interests as described in the previous sentence.

23.7	Meetings of the Supervisory Board can be held through audio-communication facilities, unless a Supervisory Director objects thereto.

23.8	Resolutions of the Supervisory Board may, instead of at a meeting, be passed in writing, provided that all Supervisory Directors are familiar with the resolution to be passed and none of them objects to this decision-making process. Articles 23.1 through 23.6 apply mutatis mutandis.

SUPERVISORY BOARD - COMPENSATION

Artikel 24

The General Meeting may grant a compensation to the Supervisory Directors.

INDEMNITY

Article 25

25.1	The Company shall indemnify and hold harmless each of its Indemnified Officers against:

1.	any financial losses or damages incurred by such Indemnified Officer; and

2.	any expense reasonably paid or incurred by such Indemnified Officer in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which he becomes involved, to the extent this relates to his current or former position with the Company and/or a Group Company and in each case to the extent permitted by applicable law.

25.2	No indemnification shall be given to an Indemnified Officer:

1.	if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such Indemnified Officer that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described in Article 25.1 are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such Indemnified Officer);

2.	to the extent that his financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

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3.	in relation to proceedings brought by such Indemnified Officer against the Company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to these articles of association, pursuant to an agreement between such Indemnified Officer and the Company which has been approved by the Management Board or pursuant to insurance taken out by the Company for the benefit of such Indemnified Officer;

4.	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the Company's prior consent.

25.3	The Management Board may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to in Article 25.1.

GENERAL MEETING - CONVENING AND HOLDING MEETINGS

Artikel 26

26.1	Annually, at least one General Meeting shall be held. This annual General Meeting shall be held within six months after the end of the Company's financial year.

26.2	A General Meeting shall also be held:

a.	within three months after the Management Board has considered it to be likely that the Company's equity has decreased to an amount equal to or lower than half of its paid up and called up capital, in order to discuss the measures to be taken if so required; and

b.	whenever the Management Board or the Supervisory Board so decides.

26.3	General Meetings must be held in the place where the Company has its corporate seat or in Arnhem, Assen, The Hague, Haarlem, 's-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle.

26.4	If the Management Board and the Supervisory Board have failed to ensure that a General Meeting as referred to in Articles 26.1 or 26.2 paragraph a. is held, each Person with Meeting Rights may be authorised by the court in preliminary relief proceedings to do so.

26.5	One or more Persons with Meeting Rights who collectively represent at least the part of the Company's issued share capital prescribed by law for this purpose may request the Management Board and the Supervisory Board in writing to convene a General Meeting, setting out in detail the matters to be discussed. If neither the Management Board nor the Supervisory Board (each in that case being equally authorised for this purpose) has taken the steps necessary to ensure that the General Meeting could be held within the relevant statutory period after the request, the requesting Person(s) with Meeting Rights may be authorised, at his/their request, by the court in preliminary relief proceedings to convene a General Meeting.

26.6	Any matter of which the discussion has been requested in writing by one or more Persons with Meeting Rights who, individually or collectively, represent at least the part of the Company's issued share capital prescribed by law for this purpose shall be included in the convening notice or announced in the same manner, if the Company has received the substantiated request or a proposal for a resolution no later than on the sixtieth day prior to that of the General Meeting.

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26.7	Persons with Meeting Rights who wish to exercise their rights as described in Articles 26.5 and 26.6 should first consult the Management Board. If the intended exercise of such rights might result in a change to the Company's strategy, including by dismissing one or more Managing Directors or Supervisory Directors, the Management Board shall be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed the term stipulated by Dutch law and/or the Dutch Corporate Governance Code for that purpose. The Person(s) with Meeting Rights concerned should respect the response time stipulated by the Management Board. If invoked, the Management Board shall use such response period for further deliberation and constructive consultation, in any event with the Person(s) with Meeting Rights concerned, and shall explore the alternatives. At the end of the response time, the Management Board shall report on this consultation and the exploration of alternatives to the General Meeting. This shall be supervised by the Supervisory Board. The response period may be invoked only once for any given General Meeting and shall not apply in the situations stipulated by Dutch law and/or the Dutch Corporate Governance Code for that purpose.

26.8	A General Meeting must be convened with due observance of the relevant statutory minimum convening period.

26.9	All Persons with Meeting Rights must be convened for the General Meeting in accordance with applicable law. The shareholders may be convened for the General Meeting by means of convening letters sent to the addresses of those shareholders in accordance with Article 5.5. The previous sentence does not prejudice the possibility of sending a convening notice by electronic means in accordance with Section 2:113(4) DCC.

GENERAL MEETING - PROCEDURAL RULES

Artikel 27

27.1	The General Meeting shall be chaired by one of the following individuals, taking into account the following order of priority:

a.	by the Chairman, if there is a Chairman and he is present at the General Meeting;

b.	by another Supervisory Director who is chosen by the Supervisory Directors present at the General Meeting from their midst;

c.	by the CEO, if there is a CEO and he is present at the General Meeting;

d.	by another Managing Director who is chosen by the Managing Directors present at the General Meeting from their midst; or

e.	by another person appointed by the General Meeting.

The person who should chair the General Meeting pursuant to paragraphs a. through e. may appoint another person to chair the General Meeting instead of him.

27.2	The chairman of the General Meeting shall appoint another person present at the General Meeting to act as secretary and to minute the proceedings at the General Meeting. The minutes of a General Meeting shall be adopted by the chairman of that General Meeting or by the Management Board. Where an official report of the proceedings is drawn up by a civil law notary, no minutes need to be prepared. Every Managing Director and Supervisory Director may instruct a civil law notary to draw up such an official report at the Company's expense.

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27.3	The chairman of the General Meeting shall decide on the admittance to the General Meeting of persons other than:

a.	the persons who have Meeting Rights at that General Meeting, or their proxyholders; and

b.	those who have a statutory right to attend that General Meeting on other grounds.

27.4	The holder of a written proxy from a Person with Meeting Rights who is entitled to attend a General Meeting shall only be admitted to that General Meeting if the proxy is determined to be acceptable by the chairman of that General Meeting.

27.5	The Company may direct that any person, before being admitted to a General Meeting, identify himself by means of a valid passport or driver's license and/or should be submitted to such security arrangements as the Company may consider to be appropriate under the given circumstances. Persons who do not comply with these requirements may be refused entry to the General Meeting.

27.6	The chairman of the General Meeting has the right to eject any person from the General Meeting if he considers that person to disrupt the orderly proceedings at the General Meeting.

27.7	The General Meeting may be conducted in a language other than the Dutch language, if so determined by the chairman of the General Meeting.

27.8	The chairman of the General Meeting may limit the amount of time that persons present at the General Meeting are allowed to take in addressing the General Meeting and the number of questions they are allowed to raise, with a view to safeguarding the orderly proceedings at the General Meeting. The chairman of the General Meeting may also adjourn the meeting if he considers that this shall safeguard the orderly proceedings at the General Meeting.

GENERAL MEETING - EXERCISE OF MEETING AND VOTING RIGHTS

Artikel 28

28.1	Each Person with Meeting Rights has the right to attend, address and, if applicable, vote at General Meetings, whether in person or represented by the holder of a written proxy. Holders of fractional shares which collectively constitute the nominal value of a share shall exercise these rights collectively, whether through one of them or through the holder of a written proxy.

28.2	The Management Board may decide that each Person with Meeting Rights is entitled, whether in person or represented by the holder of a written proxy, to participate in, address and, if applicable, vote at the General Meeting by electronic means of communication. For the purpose of applying the preceding sentence it must be possible, by electronic means of communication, for the Person with Meeting Rights to be identified, to observe in real time the proceedings at the General Meeting and, if applicable, to vote. The Management Board may impose conditions on the use of the electronic means of communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Rights and the reliability and security of the communication. Such conditions must be announced in the convening notice.

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28.3	The Management Board can also decide that votes cast through electronic means of communication or by means of a letter prior to the General Meeting are considered to be votes that are cast during the General Meeting. These votes shall not be cast prior to the Record Date.

28.4	For the purpose of Articles 28.1 through 28.3, those who have voting rights and/or Meeting Rights on the Record Date and are recorded as such in a register designated by the Management Board shall be considered to have those rights, irrespective of whoever is entitled to the shares or depository receipts at the time of the General Meeting. Unless Dutch law requires otherwise, the Management Board is free to determine, when convening a General Meeting, whether the previous sentence applies.

28.5	Each Person with Meeting Rights must notify the Company in writing of his identity and his intention to attend the General Meeting. This notice must be received by the Company ultimately on the seventh day prior to the General Meeting, unless indicated otherwise when such General Meeting is convened. Persons with Meeting Rights that have not complied with this requirement may be refused entry to the General Meeting.

GENERAL MEETING - DECISION-MAKING

Artikel 29

29.1	Each share shall give the right to cast one vote at the General Meeting. Fractional shares, if any, which collectively constitute the nominal value of a share shall be considered to be equivalent to such share.

29.2	No vote may be cast at a General Meeting in respect of a share belonging to the Company or a Subsidiary or in respect of a share for which any of them holds the depository receipts. Usufructuaries and pledgees of shares belonging to the Company or its Subsidiaries are not, however, precluded from exercising their voting rights if the usufruct or pledge was created before the relevant share belonged to the Company or a Subsidiary. Neither the Company nor a Subsidiary may vote shares in respect of which it holds a usufruct or a pledge.

29.3	Unless a greater majority is required by law or by these articles of association, all resolutions of the General Meeting shall be passed by Simple Majority. If applicable law requires a greater majority for resolutions of the General Meeting and allows the articles of association to provide for a lower majority, those resolutions shall be passed with the lowest possible majority, except if these articles of association explicitly provide otherwise.

29.4	Invalid votes, blank votes and abstentions shall not be counted as votes cast. Shares in respect of which an invalid or blank vote has been cast and shares in respect of which an abstention has been made shall be taken into account when determining the part of the issued share capital that is represented at a General Meeting.

29.5	Where there is a tie in any vote of the General Meeting, the relevant resolution shall not have been passed.

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29.6	The chairman of the General Meeting shall decide on the method of voting and the voting procedure at the General Meeting.

29.7	The determination during the General Meeting made by the chairman of that General Meeting with regard to the results of a vote shall be decisive. If the accuracy of the chairman's determination is contested immediately after it has been made, a new vote shall take place if the majority of the General Meeting so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights who is present so requires. The legal consequences of the original vote shall lapse as a result of the new vote.

29.8	The Management Board shall keep a record of the resolutions passed. The record shall be available at the Company's office for inspection by Persons with Meeting Rights. Each of them shall, upon request, be provided with a copy of or extract from the record, at no more than the cost price.

29.9	Shareholders may pass resolutions outside a meeting, unless the Company has cooperated with the issuance of depository receipts for shares in its capital. Such resolutions can only be passed by a unanimous vote of all shareholders with voting rights. The votes shall be cast in writing and may be cast through electronic means.

29.10	The Managing Directors and Supervisory Directors shall, in that capacity, have an advisory vote at the General Meetings.

GENERAL MEETING - SPECIAL RESOLUTIONS

Artikel 30

30.1	The following resolutions can only be passed by the General Meeting at the proposal of the Management Board:

a.	the issue of shares or the granting of rights to subscribe for shares;

b.	the limitation or exclusion of pre-emption rights;

c.	the designation or granting of an authorisation as referred to in Articles 6.1, 7.5 and 10.2, respectively;

d.	the reduction of the Company's issued share capital;

e.	the making of a distribution from the Company's profits or reserves;

f.	the making of a distribution in the form of shares in the Company's capital or in the form of assets, instead of in cash;

g.	the amendment of these articles of association;

h.	the entering into of a merger or demerger;

i.	the instruction of the Management Board to apply for the Company's bankruptcy; and

j.	the Company's dissolution.

30.2	A matter which has been included in the convening notice or announced in the same manner by or at the request of one or more Persons with Meeting Rights pursuant to Articles 26.5 and/or 26.6 shall not be considered to have been proposed by the Management Board for purposes of Article 30.1, unless the Management Board has expressly indicated that it supports the discussion of such matter in the agenda of the General Meeting concerned or in the explanatory notes thereto.

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REPORTING - FINANCIAL YEAR, ANNUAL ACCOUNTS AND MANAGEMENT REPORT

Artikel 31

31.1	The Company's financial year shall coincide with the calendar year.

31.2	Annually, within the relevant statutory period, the Management Board shall prepare the annual accounts and the management report and deposit them at the Company's office for inspection by the shareholders.

31.3	The annual accounts shall be signed by the Managing Directors and the Supervisory Directors. If any of their signatures is missing, this shall be mentioned, stating the reasons.

31.4	The Company shall ensure that the annual accounts, the management report and the particulars to be added pursuant to Section 2:392(1) DCC shall be available at its offices as from the convening of the General Meeting at which they are to be discussed. The Persons with Meeting Rights are entitled to inspect such documents at that location and to obtain a copy at no cost.

31.5	The annual accounts shall be adopted by the General Meeting.

REPORTING - AUDIT

Artikel 32

32.1	The General Meeting shall instruct an external auditor as referred to in Section 2:393 DCC to audit the annual accounts. Where the General Meeting fails to do so, the Supervisory Board shall be authorised to do so.

32.2	The instruction may be revoked by the General Meeting and by the body that has granted the instruction. The instruction can only be revoked for well-founded reasons; a difference of opinion regarding the reporting or auditing methods shall not constitute such a reason.

DISTRIBUTIONS - GENERAL

Artikel 33

33.1	A distribution can only be made to the extent that the Company's equity exceeds the amount of the paid up and called up part of its capital plus the reserves which must be maintained by law.

33.2	The Management Board may resolve to make interim distributions, provided that it appears from interim accounts to be prepared in accordance with Section 2:105(4) DCC that the requirement referred to in Article 33.1 has been met.

33.3	Distributions shall be made in proportion to the aggregate nominal value of the shares.

33.4	The parties entitled to a distribution shall be the relevant shareholders, usufructuaries and pledgees, as the case may be, at a date to be determined by the Management Board for that purpose. This date shall not be earlier than the date on which the distribution was announced.

33.5	The General Meeting may resolve, subject to Artikel 30, that all or part of a distribution, instead of being made in cash, shall be made in the form of shares in the Company's capital or in the form of the Company's assets.

33.6	A distribution shall be payable on such date and, if it concerns a distribution in cash, in such currency or currencies as determined by the Management Board. If it concerns a distribution in the form of the Company's assets, the Management Board shall determine the value attributed to such distribution for purposes of recording the distribution in the Company's accounts with due observance of applicable law (including the applicable accounting principles).

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33.7	A claim for payment of a distribution shall lapse after five years have expired after the distribution became payable.

33.8	For the purpose of calculating the amount or allocation of any distribution, shares held by the Company in its own capital shall not be taken into account. No distribution shall be made to the Company in respect of shares held by it in its own capital.

DISTRIBUTIONS - PROFITS AND RESERVES Artikel 34

34.1	Subject to Article 33.1, the profits shown in the Company's annual accounts in respect of a financial year shall be appropriated as follows, and in the following order of priority:

a.	the Management Board shall determine which part of the profits shall be added to the Company's reserves; and

b.	subject Artikel 30, the remaining profits shall be at the disposal of the General Meeting for distribution on the shares.

34.2	Subject to Article 33.1, a distribution of profits shall be made after the adoption of the annual accounts that show that such distribution is allowed.

34.3	Subject to Artikel 30, the General Meeting is authorised to resolve to make a distribution from the Company's reserves.

34.4	The Management Board may resolve to charge amounts to be paid up on shares against the Company's reserves, irrespective of whether those shares are issued to existing shareholders.

DISSOLUTION AND LIQUIDATION

Artikel 35

35.1	In the event of the Company being dissolved, the liquidation shall be effected by the Management Board under the supervision of the Supervisory Board, unless the General Meeting decides otherwise.

35.2	To the extent possible, these articles of association shall remain in effect during the liquidation.

35.3	Any assets remaining after payment of all of the Company's debts shall be distributed to the shareholders.

35.4	After the Company has ceased to exist, its books, records and other information carriers shall be kept for the period prescribed by law by the person designated for that purpose in the resolution of the General Meeting to dissolve the Company. Where the General Meeting has not designated such a person, the liquidators shall do so.

VOORGESTELDE STATUTEN

DEFINITIES EN INTERPRETATIE

Artikel 1

1.1	In deze statuten gelden de volgende definities:

Algemene Vergadering	De algemene vergadering van de Vennootschap.
Artikel	Een artikel van deze statuten.
Bestuur	Het bestuur van de Vennootschap.
Bestuurder	Een lid van het Bestuur.
Bestuursreglement	Het reglement van het Bestuur, zoals vastgesteld door het Bestuur.
BW	Het Nederlandse Burgerlijk Wetboek.
CEO	De chief executive officer van de Vennootschap.
Commissaris	Een lid van de Raad van Commissarissen.
Dochtermaatschappij	Een dochtermaatschappij van de Vennootschap zoals bedoeld in artikel 2:24a BW.
Gevrijwaarde Functionaris	Een huidige of voormalige Bestuurder of Commissaris en een zodanige andere huidige of voormalige functionaris of werknemer van de Vennootschap of haar Groepsmaatschappijen als aangewezen door het Bestuur.
Groepsmaatschappij	Een rechtspersoon of vennootschap waarmee de Vennootschap organisatorisch is verbonden in een economische eenheid zoals bedoeld in artikel 2:24b BW.
Nederlandse Corporate	De gedragscode die van tijd tot tijd is aangewezen op
Governance Code	grond van artikel 2:391 lid 5 BW.
Raad van Commissarissen	De raad van commissarissen van de Vennootschap.
Registratiedatum	De dag van registratie voor een Algemene Vergadering zoals bij wet bepaald.
RvC Reglement	Het reglement van de Raad van Commissarissen, zoals vastgesteld door de Raad van Commissarissen.
Vennootschap	De vennootschap waarop deze statuten betrekking hebben.
Vergadergerechtigde	Een aandeelhouder, een vruchtgebruiker of pandhouder met stemrecht of een houder van met medewerking van de Vennootschap uitgegeven certificaten van aandelen.
Vergaderrecht	Met betrekking tot de Vennootschap, de rechten die de wet toekent aan houders van met medewerking van een vennootschap uitgegeven certificaten van aandelen, waaronder begrepen het recht om een Algemene Vergadering bij te wonen en daarin het woord te voeren.
Volstrekte Meerderheid	Meer dan de helft van de uitgebrachte stemmen.
Voorzitter	De voorzitter van de Raad van Commissarissen.

1.2	Tenzij de context anders vereist, zijn verwijzingen naar "aandelen" of "aandeelhouders" naar aandelen in het kapitaal van de Vennootschap respectievelijk de houders daarvan.

1.3	Verwijzingen naar wettelijke bepalingen zijn naar die bepalingen zoals ze van tijd tot tijd zullen gelden.

1.4	In het enkelvoud gedefinieerde begrippen hebben een soortgelijke betekenis in het meervoud.

1.5	Woorden die een geslacht aanduiden omvatten ieder ander geslacht.

1.6	Tenzij de wet anders vereist, omvat het begrip "schriftelijk" het gebruik van elektronische communicatiemiddelen.

NAAM EN ZETEL

Artikel 2

2.1	De Vennootschap is genaamd Crown LiquidationCo N.V.

2.2	De Vennootschap heeft haar statutaire zetel te Amsterdam.

DOELSOMSCHRIJVING

Artikel 3

De Vennootschap heeft ten doel:

a.	het ontwikkelen, licenseren, fabriceren en commercialiseren van diagnostische en farmaceutische producten en diensten;

b.	het ontwikkelen en commercialiseren van diagnostische en farmaceutische test- en analysemethoden;

c.	het oprichten van, het deelnemen in, het financieren van, het zich op andere wijze interesseren bij en het voeren van bestuur van of toezicht over andere rechtspersonen, vennootschappen en ondernemingen;

d.	het verkrijgen, het beheren, het beleggen, het exploiteren, het bezwaren en het vervreemden van vermogensbestanddelen;

e.	het geven van garanties, het stellen van zekerheden, het zich op andere wijze sterk maken en het zich hoofdelijk of anderszins verbinden voor verplichtingen van Groepsmaatschappijen of derden; en

f.	het verrichten van al hetgeen met voornoemde doelen in de ruimste zin verband houdt of daartoe bevorderlijk kan zijn.

AANDELEN - MAATSCHAPPELIJK KAPITAAL EN CERTIFICATEN

Artikel 4

4.1	Het maatschappelijk kapitaal van de Vennootschap bedraagt negen miljoen vierhonderdtachtigduizend euro (EUR 9.480.000).

4.2	Het maatschappelijk kapitaal is verdeeld in negenenzeventig miljoen (79.000.000) aandelen, elk met een nominaal bedrag van twaalf eurocent (EUR 0,12).

4.3	Het Bestuur kan besluiten om een of meer aandelen te splitsen in een zodanig aantal onderaandelen als bepaald door het Bestuur. Tenzij anders aangegeven, vinden de bepalingen van deze statuten over aandelen en aandeelhouders overeenkomstige toepassing op onderaandelen respectievelijk de houders daarvan.

4.4	De Vennootschap mag haar medewerking verlenen aan een uitgifte van certificaten van aandelen in haar kapitaal.

AANDELEN - VORM VAN AANDELEN EN AANDEELHOUDERSREGISTER

Artikel 5

5.1	Alle aandelen luiden op naam. De Vennootschap mag aandeelbewijzen afgeven voor aandelen op naam in een door het Bestuur goedgekeurde vorm. Iedere Bestuurder is bevoegd om een dergelijk aandeelbewijs namens de Vennootschap te ondertekenen.

5.2	Aandelen zijn doorlopend genummerd van 1 af.

5.3	Het Bestuur houdt een register waarin de namen en adressen van alle aandeelhouders en alle houders van een recht van vruchtgebruik of pandrecht op aandelen zijn opgenomen. Het register vermeldt ook de andere gegevens die in het register moeten worden opgenomen op grond van het toepasselijke recht. Een gedeelte van het register mag buiten Nederland gehouden worden ter voldoening aan de aldaar geldende wetgeving of ingevolge beursvoorschriften.

5.4	Aandeelhouders, vruchtgebruikers en pandhouders verschaffen het Bestuur tijdig de nodige gegevens. De gevolgen van het niet of onjuist verschaffen van die gegevens zijn voor risico van de betreffende partij.

5.5	Alle kennisgevingen mogen aan aandeelhouders, vruchtgebruikers en pandhouders worden verzonden aan hun respectieve adressen zoals opgenomen in het register.

AANDELEN - UITGIFTE

Artikel 6

6.1	De Vennootschap kan aandelen uitgeven ingevolge een besluit van de Algemene Vergadering of van een ander vennootschapsorgaan dat daartoe bij besluit van de Algemene Vergadering voor een bepaalde duur van ten hoogste vijf jaren is aangewezen. Bij de aanwijzing moet zijn bepaald hoeveel aandelen mogen worden uitgegeven. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken. Zolang en voor zover een ander vennootschapsorgaan bevoegd is te besluiten om aandelen uit te geven, is de Algemene Vergadering daartoe niet bevoegd.

6.2	Artikel 6.1 is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

6.3	De Vennootschap mag geen eigen aandelen nemen.

AANDELEN - VOORKEURSRECHT

Artikel 7

7.1	Iedere aandeelhouder heeft bij uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke bedrag van zijn aandelen.

7.2	In afwijking van Artikel 7.1 hebben aandeelhouders geen voorkeursrecht op:

a.	aandelen die worden uitgegeven tegen inbreng anders dan in geld; of

b.	aandelen die worden uitgegeven aan werknemers van de Vennootschap of van een Groepsmaatschappij.

7.3	De Vennootschap kondigt de uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend, aan in de Staatscourant en in een landelijk verspreid dagblad, tenzij de aankondiging aan alle aandeelhouders schriftelijk geschiedt aan het door hen opgegeven adres.

7.4	Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken na de dag van aankondiging in de Staatscourant of na de verzending van de aankondiging aan de aandeelhouders.

7.5	Het voorkeursrecht kan worden beperkt of uitgesloten bij besluit van de Algemene Vergadering of van het aangewezen vennootschapsorgaan zoals bedoeld in Artikel 6.1, indien dit vennootschapsorgaan daartoe bij besluit van de Algemene Vergadering voor een bepaalde duur van ten hoogste vijf jaren is aangewezen. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken. Zolang en voor zover een ander vennootschapsorgaan bevoegd is te besluiten om het voorkeursrecht te beperken of uit te sluiten, is de Algemene Vergadering daartoe niet bevoegd.

7.6	Voor een besluit van de Algemene Vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing zoals bedoeld in Artikel 7.5 is een meerderheid van ten minste twee derden der uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.

7.7	De voorgaande bepalingen van dit Artikel 7 zijn van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar zijn niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

AANDELEN - STORTING

Artikel 8

8.1	Onverminderd het bepaalde in artikel 2:80 lid 2 BW, moet bij het nemen van het aandeel daarop het nominale bedrag worden gestort alsmede, indien het aandeel voor een hoger bedrag wordt genomen, het verschil tussen die bedragen.

8.2	Storting op een aandeel moet in geld geschieden voor zover niet een andere inbreng is overeengekomen.

8.3	Storting in een valuta anders dan in euro kan slechts geschieden met toestemming van de Vennootschap. Met een dergelijke storting wordt aan de stortingsplicht voldaan voor het bedrag waartegen het gestorte bedrag vrijelijk in euro kan worden gewisseld. Onverminderd de laatste zin van artikel 2:80a lid 3 BW, is de wisselkoers op de dag van de storting bepalend.

AANDELEN - STEUNVERBOD

Artikel 9

9.1	De Vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Dit verbod geldt ook voor Dochtermaatschappijen.

9.2	De Vennootschap en haar Dochtermaatschappijen mogen niet, met het oog op het nemen of verkrijgen door anderen van aandelen in het kapitaal van de Vennootschap of van certificaten daarvan, leningen verstrekken, tenzij het Bestuur daartoe besluit en met inachtneming van artikel 2:98c BW.

9.3	De voorgaande bepalingen van dit Artikel 9 gelden niet, indien aandelen of certificaten van aandelen worden genomen of verkregen door of voor werknemers in dienst van de Vennootschap of van een Groepsmaatschappij.

AANDELEN - VERKRIJGING VAN EIGEN AANDELEN

Artikel 10

10.1	Verkrijging door de Vennootschap van niet volgestorte aandelen in haar kapitaal is nietig.

10.2	Volgestorte eigen aandelen mag de Vennootschap slechts verkrijgen om niet of indien en voor zover de Algemene Vergadering het Bestuur daartoe heeft gemachtigd en overigens is voldaan aan de betreffende wettelijke vereisten van artikel 2:98 BW.

10.3	Een machtiging zoals bedoeld in Artikel 10.2 geldt voor ten hoogste achttien maanden. De Algemene Vergadering bepaalt in de machtiging hoeveel aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen. De machtiging is niet vereist, voor de verkrijging door de Vennootschap van eigen aandelen om, krachtens een voor hen geldende regeling, over te dragen aan werknemers in dienst van de Vennootschap of van een Groepsmaatschappij, mits die aandelen zijn opgenomen in de prijscourant van een beurs.

10.4	Onverminderd het bepaalde in de Artikelen 10.1 tot en met 10.3, mag de Vennootschap eigen aandelen verkrijgen tegen betaling in geld of in natura. Ingeval van betaling in natura, dient de waarde daarvan, zoals bepaald door het Bestuur, binnen de door de Algemene Vergadering bepaalde grenzen te liggen zoals bedoeld in Artikel 10.3.

10.5	De voorgaande bepalingen van dit Artikel 10 gelden niet voor aandelen die de Vennootschap onder algemene titel verkrijgt.

10.6	Onder het begrip aandelen in dit Artikel 10 zijn certificaten daarvan begrepen.

AANDELEN - KAPITAALVERMINDERING

Artikel 11

11.1	De Algemene Vergadering kan besluiten tot vermindering van het geplaatste kapitaal van de Vennootschap door intrekking van aandelen of door het bedrag van aandelen bij statutenwijziging te verminderen. In dit besluit moeten de aandelen waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld.

11.2	Een besluit tot intrekking van aandelen kan slechts betreffen aandelen die de Vennootschap zelf houdt of waarvan zij de certificaten houdt.

11.3	Voor een besluit van de Algemene Vergadering tot kapitaalvermindering is een meerderheid van ten minste twee derden der uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.

AANDELEN - VEREISTEN VOOR UITGIFTE EN LEVERING

Artikel 12

12.1	Tenzij Nederlands recht anders bepaalt of toelaat, is voor de uitgifte of levering van een aandeel vereist een daartoe bestemde akte alsmede, in geval van een levering en behoudens in het geval dat de Vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de Vennootschap van de levering.

12.2	De erkenning geschiedt in de akte, of anderszins zoals wettelijk bepaald.

12.3	Zolang een of meer aandelen zijn toegelaten tot de handel op de New York Stock Exchange, de NASDAQ Stock Market of een andere gereglementeerde effectenbeurs die in de Verenigde Staten van Amerika wordt geëxploiteerd, wordt het goederenrechtelijke regime van de aandelen die zijn opgenomen in het register dat door de betreffende transfer agent wordt bijgehouden, beheerst door het recht van de Staat New York, Verenigde Staten van Amerika, onverminderd het bepaalde in de artikelen 10:140 en 10:141 BW.

AANDELEN - VRUCHTGEBRUIK EN PANDRECHT

Artikel 13

13.1	Op aandelen kan een vruchtgebruik of pandrecht worden gevestigd.

13.2	De betreffende aandeelhouder heeft het stemrecht op de aandelen waarop een vruchtgebruik of pandrecht is gevestigd.

13.3	In afwijking van Artikel 13.2, komt het stemrecht toe aan de vruchtgebruiker of pandhouder van aandelen, indien zulks bij de vestiging van het vruchtgebruik of pandrecht is bepaald.

13.4	De vruchtgebruiker en pandhouder die geen stemrecht heeft, heeft geen Vergaderrecht.

BESTUUR - SAMENSTELLING

Artikel 14

14.1	De Vennootschap heeft een Bestuur dat bestaat uit een of meer Bestuurders. Het Bestuur bestaat uit natuurlijke personen.

14.2	De Raad van Commissarissen bepaalt het aantal Bestuurders.

14.3	De Raad van Commissarissen benoemt een Bestuurder als de CEO. De Raad van Commissarissen kan de CEO ontslaan, met dien verstande dat de aldus ontslagen CEO vervolgens zijn termijn als Bestuurder voortzet zonder de titel van CEO te hebben.

14.4	Ingeval van ontstentenis of belet van een Bestuurder, kan hij tijdelijk worden vervangen door een daartoe door het Bestuur aangewezen persoon en, tot dat moment, is/zijn de overige Bestuurder(s) belast met het bestuur van de Vennootschap. Ingeval van ontstentenis of belet van alle Bestuurders, komt het bestuur van de Vennootschap toe aan de Raad van Commissarissen. Degene(n) die aldus met het bestuur van de Vennootschap is/zijn belast, kan/kunnen een of meer andere personen aanwijzen als zijnde belast met het bestuur van de Vennootschap in plaats van, of tezamen met, die perso(o)n(en).

14.5	Een Bestuurder wordt geacht belet te zijn zoals bedoeld in Artikel 14.4:

a.	gedurende het bestaan van een vacature in het Bestuur, waaronder begrepen als gevolg van:

i.	zijn overlijden;

ii.	zijn ontslag door de Algemene Vergadering, anders dan op voorstel van de Raad van Commissarissen;

iii.	zijn vrijwillig ontslag voordat zijn benoemingstermijn is verstreken; of

iv.	het niet worden herbenoemd van de betreffende Bestuurder door de Algemene Vergadering, ondanks een daartoe strekkende (bindende) voordracht van de Raad van Commissarissen,

met dien verstande de Raad van Commissarissen te allen tijde kan besluiten tot verlaging van het aantal Bestuurders opdat er niet langer een vacature bestaat;

b.	gedurende zijn schorsing; of

c.	gedurende een periode waarin de Vennootschap niet in staat is geweest om met hem in contact te komen (waaronder begrepen als gevolg van ziekte), mits die periode langer duurt dan vijf opeenvolgende dagen (of een andere door de Raad van Commissarissen op basis van de omstandigheden van het geval te bepalen periode).

BESTUUR - BENOEMING, SCHORSING EN ONTSLAG

Artikel 15

15.1	De Algemene Vergadering benoemt de Bestuurders en kan een Bestuurder te allen tijde schorsen of ontslaan. Voorts is de Raad van Commissarissen bevoegd iedere Bestuurder te allen tijde te schorsen. De schorsing door de Raad van Commissarissen kan te allen tijde door de Algemene Vergadering worden opgeheven.

15.2	De benoeming van een Bestuurder door de Algemene Vergadering geschiedt uitsluitend op voordracht van de Raad van Commissarissen. De Algemene Vergadering kan echter aan zodanige voordracht steeds het bindend karakter ontnemen bij een besluit genomen met twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. Indien het bindend karakter aan een voordracht wordt ontnomen doet de Raad van Commissarissen een nieuwe voordracht. Indien de voordracht één kandidaat voor een te vervullen plaats bevat, heeft een besluit over de voordracht tot gevolg dat de kandidaat is benoemd, tenzij het bindend karakter aan de voordracht wordt ontnomen. Een nieuwe vergadering zoals bedoeld in artikel 2:120 lid 3 BW kan niet worden bijeengeroepen.

15.3	In een Algemene Vergadering kan een besluit tot benoeming van een Bestuurder slechts worden genomen met betrekking tot kandidaten van wie de namen daartoe zijn opgenomen in de agenda voor die Algemene Vergadering of in de toelichting daarop.

15.4	Een besluit van de Algemene Vergadering tot schorsing of ontslag van een Bestuurder vereist een meerderheid van ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen, tenzij het besluit wordt genomen op voorstel van de Raad van Commissarissen. Een nieuwe vergadering zoals bedoeld in artikel 2:120 lid 3 BW kan niet worden bijeengeroepen.

15.5	Indien een Bestuurder wordt geschorst en de Algemene Vergadering niet binnen drie maanden na de datum van die schorsing besluit om hem te ontslaan, eindigt de schorsing.

BESTUUR - TAKEN EN ORGANISATIE

Artikel 16

16.1	Behoudens beperkingen volgens deze statuten is het Bestuur belast met het besturen van de Vennootschap. Bij de vervulling van hun taak richten de Bestuurders zich naar het belang van de Vennootschap en de met haar verbonden onderneming.

16.2	Het Bestuur stelt een Bestuursreglement op met betrekking tot zijn organisatie, besluitvorming en andere interne zaken, met inachtneming van deze statuten. Bij de vervulling van hun taak handelen de Bestuurders overeenkomstig het Bestuursreglement.

16.3	Het Bestuur kan de rechtshandelingen zoals bedoeld in artikel 2:94 lid 1 BW verrichten zonder voorafgaande goedkeuring van de Algemene Vergadering.

BESTUUR - BESLUITVORMING

Artikel 17

17.1	Onverminderd het bepaalde in Artikel 17.5, heeft iedere Bestuurder een stem in de besluitvorming van het Bestuur.

17.2	Een Bestuurder kan voor de beraadslaging en besluitvorming van het Bestuur worden vertegenwoordigd door een andere Bestuurder die daartoe een schriftelijke volmacht heeft.

17.3	Besluiten van het Bestuur worden, ongeacht of dit in een vergadering of anderszins geschiedt, met Volstrekte Meerderheid genomen tenzij het Bestuursreglement anders bepaalt.

17.4	Ongeldige stemmen, blanco stemmen en stemonthoudingen worden geacht niet te zijn uitgebracht. Bij de vaststelling in hoeverre Bestuurders aanwezig of vertegenwoordigd zijn in een vergadering van het Bestuur, worden Bestuurders die een ongeldige of blanco stem hebben uitgebracht of die zich hebben onthouden van stemmen wel meegerekend.

17.5	Ingeval van een staking van stemmen in het Bestuur, heeft de CEO een doorslaggevende stem, mits de CEO niet meer stemmen kan uitbrengen dan de andere Bestuurders tezamen. In andere gevallen komt het betreffende besluit niet tot stand.

17.6	Een Bestuurder neemt niet deel aan de beraadslaging en besluitvorming van het Bestuur indien hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de Vennootschap en de met haar verbonden onderneming. Wanneer hierdoor geen besluit door het Bestuur kan worden genomen, wordt het besluit genomen door de Raad van Commissarissen.

17.7	Vergaderingen van het Bestuur kunnen middels audio-communicatiefaciliteiten worden gehouden tenzij een Bestuurder daartegen bezwaar maakt.

17.8	Besluiten van het Bestuur kunnen, in plaats van in een vergadering, schriftelijk worden genomen, mits alle Bestuurders bekend zijn met het te nemen besluit en geen van hen tegen deze wijze van besluitvorming bezwaar maakt. De Artikelen 17.1 tot en met 17.6 zijn van overeenkomstige toepassing.

17.9	Aan de goedkeuring van de Raad van Commissarissen zijn onderworpen de besluiten van het Bestuur omtrent:

a.	het doen van een voorstel aan de Algemene Vergadering omtrent:

i.	de uitgifte van aandelen of het verlenen van rechten tot het nemen van aandelen;

ii.	het beperken of uitsluiten van het voorkeursrecht;

iii.	het doen van een aanwijzing of het verlenen van een machtiging zoals bedoeld in de Artikelen 6.1, 7.5 respectievelijk 10.2;

iv.	het verminderen van het geplaatste kapitaal van de Vennootschap;

v.	het doen van een uitkering ten laste van de winst of reserves van de Vennootschap;

vi.	het bepalen dat een uitkering geheel of deels in de vorm van aandelen in het kapitaal van de Vennootschap of in natura wordt gedaan, in plaats van in geld te worden gedaan;

vii.	het wijzigen van deze statuten;

viii.	het aangaan van een fusie of splitsing;

ix.	het geven van opdracht aan het Bestuur tot het doen van aangifte tot faillietverklaring van Vennootschap; en

x.	de ontbinding van de Vennootschap;

b.	de uitgifte van aandelen of het verlenen van rechten tot het nemen van aandelen;

c.	het beperken of uitsluiten van het voorkeursrecht;

d.	de verkrijging door de Vennootschap van eigen aandelen, waaronder begrepen het bepalen van de waarde van een betaling in natura bij een dergelijke verkrijging zoals bedoeld in Artikel 10.4;

e.	het opstellen of wijzigen van het Bestuursreglement;

f.	het verrichten van de rechtshandelingen zoals bedoeld in Artikel 16.3 en 17.10;

g.	het ten laste van de reserves van de Vennootschap brengen van bedragen die op aandelen moeten worden gestort zoals bedoeld in Artikel 34.4;

h.	het doen van een tussentijdse uitkering; en

i.	zodanige andere besluiten van het Bestuur als de Raad van Commissarissen in een daartoe strekkend besluit heeft bepaald en waarvan kennis is gegeven aan het Bestuur.

17.10	Aan de goedkeuring van de Algemene Vergadering zijn onderworpen de besluiten van het Bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de Vennootschap of de onderneming, waaronder in ieder geval:

a.	overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;

b.	het aangaan of verbreken van duurzame samenwerking van de Vennootschap of een Dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de Vennootschap; en

c.	het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste een derde van het bedrag van de activa volgens de balans met toelichting of, indien de Vennootschap een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de Vennootschap, door haar of een Dochtermaatschappij.

17.11	Het ontbreken van de goedkeuring van de Raad van Commissarissen of de Algemene Vergadering op een besluit als bedoeld in de Artikelen 17.9 respectievelijk 17.10 leidt tot nietigheid van het betreffende besluit op grond van artikel 2:14 lid 1 BW, maar tast de vertegenwoordigingsbevoegdheid van het Bestuur of de Bestuurders niet aan.

BESTUUR - BEZOLDIGING

Artikel 18

18.1	Het beleid op het terrein van bezoldiging van het Bestuur wordt vastgesteld door de Algemene Vergadering met inachtneming van de relevante wettelijke vereisten.

18.2	De bezoldiging van Bestuurders wordt, met inachtneming van het beleid bedoeld in Artikel 18.1, vastgesteld door de Raad van Commissarissen.

18.3	De Raad van Commissarissen legt ten aanzien van regelingen voor de bezoldiging van het Bestuur in de vorm van aandelen of rechten tot het nemen van aandelen een voorstel ter goedkeuring voor aan de Algemene Vergadering. In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen aan het Bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging. Het ontbreken van de goedkeuring van de Algemene Vergadering tast de vertegenwoordigingsbevoegdheid niet aan.

BESTUUR - VERTEGENWOORDIGING

Artikel 19

19.1	Het Bestuur vertegenwoordigt de Vennootschap.

19.2	De bevoegdheid tot vertegenwoordiging van de Vennootschap komt mede toe aan de CEO zelfstandig, alsmede aan iedere andere twee gezamenlijk handelende Bestuurders.

19.3	De Vennootschap kan voorts worden vertegenwoordigd door een houder van een daartoe strekkende volmacht. Indien de Vennootschap een volmacht verleent aan een natuurlijke persoon kan het Bestuur een geschikte titel toekennen aan die persoon.

RAAD VAN COMMISSARISSEN - SAMENSTELLING

Artikel 20

20.1	De Vennootschap heeft een Raad van Commissarissen die bestaat uit een of meer Commissarissen. De Raad van Commissarissen bestaat uit natuurlijke personen.

20.2	De Raad van Commissarissen bepaalt het aantal Commissarissen.

20.3	De Raad van Commissarissen benoemt een Commissaris als de Voorzitter. De Raad van Commissarissen kan de Voorzitter ontslaan, met dien verstande dat de aldus ontslagen Voorzitter vervolgens zijn termijn als Commissaris voortzet zonder de titel van Voorzitter te hebben.

20.4	Ingeval van ontstentenis of belet van een Commissaris, kan hij tijdelijk worden vervangen door een daartoe door de Raad van Commissarissen aangewezen persoon en, tot dat moment, is/zijn de andere Commissaris(sen) belast met het toezicht op de Vennootschap. Ingeval van ontstentenis of belet van alle Commissarissen, komt het toezicht op de Vennootschap toe aan de gewezen Commissaris die meest recentelijk ophield in functie te zijn als de Voorzitter, mits hij bereid en in staat is om die functie te accepteren, die een of meer andere personen kan aanwijzen als zijnde belast met het toezicht op de Vennootschap (in plaats van, of tezamen met, die gewezen Commissaris). Degene(n) die belast is/zijn met het toezicht op de Vennootschap op grond van de vorige volzin houdt/houden op die functie te vervullen wanneer de Algemene Vergadering een of meer personen als Commissaris(sen) heeft benoemd. Artikel 14.5 is van overeenkomstige toepassing.

RAAD VAN COMMISSARISSEN - BENOEMING, SCHORSING EN ONTSLAG

Artikel 21

21.1	De Algemene Vergadering benoemt de Commissarissen en kan een Commissaris te allen tijde schorsen of ontslaan.

21.2	De benoeming van een Commissaris door de Algemene Vergadering geschiedt uitsluitend op voordracht van de Raad van Commissarissen. De Algemene Vergadering kan echter aan zodanige voordracht steeds het bindend karakter ontnemen bij een besluit genomen met twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. Indien het bindend karakter aan een voordracht wordt ontnomen doet de Raad van Commissarissen een nieuwe voordracht. Een nieuwe vergadering zoals bedoeld in artikel 2:120 lid 3 BW kan niet worden bijeengeroepen.

21.3	Bij een voordracht tot benoeming van een Commissaris worden van de kandidaat medegedeeld:

a.	zijn leeftijd en beroep;

b.	het bedrag aan door hem gehouden aandelen in het kapitaal van de Vennootschap;

c.	de betrekkingen die hij bekleedt of die hij heeft bekleed voor zover die van belang zijn in verband met de vervulling van de taak van een Commissaris; en

d.	aan welke rechtspersonen hij reeds als commissaris of als niet uitvoerende bestuurder is verbonden; indien zich daaronder rechtspersonen bevinden, die tot een zelfde groep behoren, kan met de aanduiding van de groep worden volstaan.

De voordracht wordt gemotiveerd. Bij herbenoeming wordt rekening gehouden met de wijze waarop de kandidaat zijn taak als Commissaris heeft vervuld.

21.4	In een Algemene Vergadering kan een besluit tot benoeming van een Commissaris slechts worden genomen met betrekking tot kandidaten van wie de namen daartoe zijn opgenomen in de agenda voor die Algemene Vergadering of in de toelichting daarop.

21.5	Een besluit van de Algemene Vergadering tot schorsing of ontslag van een Commissaris vereist een meerderheid van ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen, tenzij het besluit wordt genomen op voorstel van de Raad van Commissarissen. Een nieuwe vergadering zoals bedoeld in artikel 2:120 lid 3 BW kan niet worden bijeengeroepen.

21.6	Indien een Commissaris wordt geschorst en de Algemene Vergadering niet binnen drie maanden na de datum van die schorsing besluit om hem te ontslaan, eindigt de schorsing.

RAAD VAN COMMISSARISSEN - TAKEN EN ORGANISATIE

Artikel 22

22.1	De Raad van Commissarissen heeft tot taak toezicht te houden op het beleid van het Bestuur en op de algemene gang van zaken in de Vennootschap en de met haar verbonden onderneming. Hij staat het Bestuur met raad ter zijde. Bij de vervulling van hun taak richten de Commissarissen zich naar het belang van de Vennootschap en de met haar verbonden onderneming.

22.2	Het Bestuur verschaft de Raad van Commissarissen tijdig de voor de uitoefening van diens taak noodzakelijke gegevens. Het Bestuur stelt ten minste een keer per jaar de Raad van Commissarissen schriftelijk op de hoogte van de hoofdlijnen van het strategisch beleid, de algemene en financiële risico's en het beheers- en controlesysteem van de Vennootschap.

22.3	De Raad van Commissarissen stelt een RvC Reglement op met betrekking tot zijn organisatie, besluitvorming en andere interne zaken, met inachtneming van deze statuten. Bij de vervulling van hun taak handelen de Commissarissen overeenkomstig het RvC Reglement.

22.4	De Raad van Commissarissen stelt de commissies in die de Vennootschap verplicht is te hebben en voorts zodanige commissies als de Raad van Commissarissen passend acht. De Raad van Commissarissen stelt reglementen op (en/of stelt regels vast in het RvC Reglement) met betrekking tot de organisatie, besluitvorming en andere interne zaken betreffende zijn commissies.

RAAD VAN COMMISSARISSEN - BESLUITVORMING

Artikel 23

23.1	Onverminderd het bepaalde in Artikel 23.5, heeft iedere Commissaris een stem in de besluitvorming van de Raad van Commissarissen.

23.2	Een Commissaris kan voor de beraadslaging en besluitvorming van de Raad van Commissarissen worden vertegenwoordigd door een andere Commissaris die daartoe een schriftelijke volmacht heeft.

23.3	Besluiten van de Raad van Commissarissen worden, ongeacht of dit in een vergadering of anderszins geschiedt, met Volstrekte Meerderheid genomen tenzij het RvC Reglement anders bepaalt.

23.4	Ongeldige stemmen, blanco stemmen en stemonthoudingen worden geacht niet te zijn uitgebracht. Bij de vaststelling in hoeverre Commissarissen aanwezig of vertegenwoordigd zijn in een vergadering van de Raad van Commissarissen, worden Commissarissen die een ongeldige of blanco stem hebben uitgebracht of die zich hebben onthouden van stemmen wel meegerekend.

23.5	Ingeval van een staking van stemmen in de Raad van Commissarissen, heeft de Voorzitter een doorslaggevende stem, mits de Voorzitter niet meer stemmen kan uitbrengen dan de andere Commissarissen tezamen. In andere gevallen komt het betreffende besluit niet tot stand.

23.6	Een Commissaris neemt niet deel aan de beraadslaging en besluitvorming van de Raad van Commissarissen indien hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de Vennootschap en de met haar verbonden onderneming. Wanneer hierdoor geen besluit door de Raad van Commissarissen kan worden genomen, kan het besluit niettemin worden genomen door de Raad van Commissarissen alsof geen van de Commissarissen een tegenstrijdig belang heeft zoals bedoeld in de vorige volzin.

23.7	Vergaderingen van de Raad van Commissarissen kunnen middels audio-communicatiefaciliteiten worden gehouden tenzij een Commissaris daartegen bezwaar maakt.

23.8	Besluiten van de Raad van Commissarissen kunnen, in plaats van in een vergadering, schriftelijk worden genomen, mits alle Commissarissen bekend zijn met het te nemen besluit en geen van hen tegen deze wijze van besluitvorming bezwaar maakt. De Artikelen tot en met 23.6 zijn van overeenkomstige toepassing.

RAAD VAN COMMISSARISSEN - BEZOLDIGING

Artikel 24

De Algemene Vergadering kan aan de Commissarissen een bezoldiging toekennen.

VRIJWARING

Article 25

25.1	De Vennootschap zal iedere Gevrijwaarde Functionaris vrijwaren tegen en schadeloosstellen voor:

a.	alle door die Gevrijwaarde Functionaris geleden financiële verliezen of schade; en

b.	alle in redelijkheid door die Gevrijwaarde Functionaris betaalde of opgelopen kosten in verband met een dreigende, hangende of afgelopen rechtszaak, (rechts)vordering of juridische procedure van formele of informele, civiele, strafrechtelijke, bestuurlijke of andersoortige aard waarin hij wordt betrokken, voor zover zulks betrekking heeft op zijn huidige of voormalige functie bij de Vennootschap en/of een Groepsmaatschappij en steeds voor zover toegelaten onder het toepasselijke recht.

25.2	Aan een Gevrijwaarde Functionaris komt geen vrijwaring toe:

a.	indien een bevoegde rechtbank of arbitragetribunaal heeft vastgesteld dat de handelingen of omissies van die Gevrijwaarde Functionaris die hebben geleid tot de financiële verliezen, schade, kosten, rechtszaak, (recht)vordering of juridische procedure zoals omschreven in Artikel 25.1 van onrechtmatige aard zijn (waaronder begrepen handelingen of omissies die geacht worden opzet, grove schuld, bewuste roekeloosheid en/of serieuze verwijtbaarheid te vormen die toerekenbaar is aan die Gevrijwaarde Functionaris) en die Gevrijwaarde Functionaris niet, of niet langer, de mogelijkheid heeft om daartegen beroep of cassatie in te stellen;

b.	voor zover diens financiële verliezen, schade en kosten gedekt worden onder een verzekering en de betreffende verzekeraar die financiële verliezen, schade en kosten heeft betaald of vergoed (of onherroepelijk heeft toegezegd dat te zullen doen);

c.	met betrekking tot procedures die door die Gevrijwaarde Functionaris tegen de Vennootschap worden ingesteld, behoudens procedures die worden ingesteld teneinde vrijwaring te vorderen die hem toekomt op grond van deze statuten, op grond van een door het Bestuur goedgekeurde overeenkomst tussen die Gevrijwaarde Functionaris en de Vennootschap of op grond van een verzekering die door de Vennootschap ten behoeve van die Gevrijwaarde Functionaris is afgesloten; of

d.	voor financiële verliezen, schade of kosten die zijn geleden of gemaakt in verband met het schikken van een procedure zonder de voorafgaande goedkeuring van de Vennootschap.

25.3	Het Bestuur kan aanvullende voorwaarden, vereisten en beperkingen stellen aan de vrijwaring zoals bedoeld in Artikel 25.1.

ALGEMENE VERGADERING - OPROEPEN EN HOUDEN VAN VERGADERINGEN

Artikel 26

26.1	Jaarlijks wordt ten minste een Algemene Vergadering gehouden. Deze jaarlijkse Algemene Vergadering wordt gehouden binnen zes maanden na afloop van het boekjaar van de Vennootschap.

26.2	Een Algemene Vergadering wordt voorts gehouden:

a.	binnen drie maanden nadat het voor het Bestuur aannemelijk is dat het eigen vermogen van de Vennootschap is gedaald tot een bedrag gelijk aan of lager dan de helft van het gestorte en opgevraagde deel van het kapitaal, ter bespreking van zo nodig te nemen maatregelen; en

b.	zo dikwijls als het Bestuur of de Raad van Commissarissen daartoe besluit.

26.3	Algemene Vergaderingen worden gehouden in de plaats waar de Vennootschap haar statutaire zetel heeft of in Arnhem, Assen, 's-Gravenhage, Haarlem, 's-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht of Zwolle.

26.4	Indien het Bestuur en de Raad van Commissarissen in gebreke zijn gebleven een Algemene Vergadering zoals bedoeld in de Artikelen 26.1 of 26.2 onderdeel a. te doen houden, kan iedere Vergadergerechtigde door de voorzieningenrechter van de rechtbank worden gemachtigd zelf daartoe over te gaan.

26.5	Een of meer Vergadergerechtigden die gezamenlijk ten minste het daartoe door de wet bepaalde gedeelte van het geplaatste kapitaal van de Vennootschap vertegenwoordigen, kunnen aan het Bestuur en aan de Raad van Commissarissen schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen het verzoek richten een Algemene Vergadering bijeen te roepen. Indien noch het Bestuur noch de Raad van Commissarissen - daartoe in dit geval gelijkelijk bevoegd - de nodige maatregelen hebben getroffen, opdat de Algemene Vergadering binnen de betreffende wettelijke periode na het verzoek kon worden gehouden, kunnen de verzoekende Vergadergerechtigde(n) door de voorzieningenrechter van de rechtbank op zijn/hun verzoek worden gemachtigd tot de bijeenroeping van een Algemene Vergadering.

26.6	Een onderwerp, waarvan de behandeling schriftelijk is verzocht door een of meer Vergadergerechtigden die alleen of gezamenlijk ten minste het daartoe door de wet bepaalde gedeelte van het geplaatste kapitaal van de Vennootschap vertegenwoordigen, wordt opgenomen in de oproeping of op dezelfde wijze aangekondigd indien de Vennootschap het met redenen omklede verzoek of een voorstel voor een besluit niet later dan op de zestigste dag voor die van de Algemene Vergadering heeft ontvangen.

26.7	Vergadergerechtigden die hun rechten zoals omschreven in de Artikelen 26.5 en 26.6 willen uitoefenen, worden geacht daaromtrent eerst in overleg te treden met het Bestuur. Wanneer de voorgenomen uitoefening van die rechten kan leiden tot wijziging van de strategie van de Vennootschap, waaronder begrepen door het ontslag van een of meer Bestuurders of Commissarissen, wordt het Bestuur in de gelegenheid gesteld een redelijke termijn in te roepen om hierop te reageren. Deze periode zal niet langer zijn dan de daarvoor door de Nederlandse wet en/of de Nederlandse Corporate Governance Code voorgeschreven termijn. De desbetreffende Vergadergerechtigde(n) wordt/worden geacht deze door het Bestuur ingeroepen responstijd te respecteren. Het Bestuur gebruikt de responstijd, indien ingeroepen, voor nader beraad en constructief overleg, in ieder geval met de betreffende Vergadergerechtigde(n), en verkent de alternatieven. Aan het eind van de responstijd doet het Bestuur verslag van dit overleg en de verkenning van alternatieven aan de Algemene Vergadering. De Raad van Commissarissen ziet hierop toe. De responstijd wordt per Algemene Vergadering slechts eenmaal ingeroepen en geldt niet in de daartoe door de Nederlandse wet en/of de Nederlandse Corporate Governance Code bepaalde gevallen.

26.8	De oproeping van een Algemene Vergadering geschiedt met inachtneming van de betreffende wettelijke minimale oproepingstermijn.

26.9	Tot de Algemene Vergadering worden alle Vergadergerechtigden opgeroepen overeenkomstig het toepasselijke recht. De aandeelhouders kunnen worden opgeroepen tot de Algemene Vergadering door middel van oproepingsbrieven gericht aan de adressen van die aandeelhouders overeenkomstig Artikel 5.5. De vorige volzin doet geen afbreuk aan de mogelijkheid om een oproeping langs elektronische weg toe te zenden overeenkomstig artikel 2:113 lid 4 BW.

ALGEMENE VERGADERING - PROCEDURELE REGELS

Artikel 27

27.1	De Algemene Vergadering wordt voorgezeten door een van de volgende personen, met inachtneming van de onderstaande volgorde:

a.	door de Voorzitter, indien er een Voorzitter is en hij aanwezig is op de Algemene Vergadering;

b.	door een andere Commissaris die door de op de Algemene Vergadering aanwezige Commissarissen uit hun midden wordt gekozen;

c.	door de CEO, indien er een CEO is en hij aanwezig is op de Algemene Vergadering;

d.	door een andere Bestuurder die door de op de Algemene Vergadering aanwezige Bestuurders uit hun midden wordt gekozen; of

e.	door een andere door de Algemene Vergadering aangewezen persoon.

De persoon die de Algemene Vergadering zou voorzitten op grond van de onderdelen a. tot en met e. kan een andere persoon aanwijzen om, in zijn plaats, de Algemene Vergadering voor te zitten.

27.2	De voorzitter van de Algemene Vergadering wijst een andere op de Algemene Vergadering aanwezige persoon aan om als secretaris op te treden en de verhandelingen op de Algemene Vergadering te notuleren. De notulen van een Algemene Vergadering worden vastgesteld door de voorzitter van die Algemene Vergadering of door het Bestuur. Indien een proces-verbaal-akte van de verhandelingen wordt opgesteld door een notaris, hoeven er geen notulen te worden opgesteld. Iedere Bestuurder en Commissaris kan opdracht geven aan een notaris om een dergelijke proces-verbaal-akte op te stellen op kosten van de Vennootschap.

27.3	De voorzitter van de Algemene Vergadering beslist over de toelating tot de Algemene Vergadering van personen anders dan:

a.	de personen die Vergaderrecht hebben in die Algemene Vergadering, of hun gevolmachtigden; en

b.	zij die op andere gronden een wettelijk recht hebben om die Algemene Vergadering bij te wonen.

27.4	De houder van een schriftelijke volmacht van een Vergadergerechtigde die het recht heeft om een Algemene Vergadering bij te wonen, wordt slechts tot die Algemene Vergadering toegelaten indien de volmacht door de voorzitter van die Algemene Vergadering aanvaardbaar wordt geacht.

27.5	De Vennootschap kan verlangen dat een persoon, voordat hij wordt toegelaten tot een Algemene Vergadering, zichzelf door middel van een geldig paspoort of rijbewijs identificeert en/of wordt onderworpen aan zodanige veiligheidsmaatregelen als de Vennootschap onder de gegeven omstandigheden passend acht. Aan personen die niet aan deze vereisten voldoen, mag de toegang tot de Algemene Vergadering worden geweigerd.

27.6	De voorzitter van de Algemene Vergadering heeft het recht om een persoon uit de Algemene Vergadering te zetten indien hij meent dat die persoon het ordelijk verloop van de Algemene Vergadering verstoort.

27.7	De Algemene Vergadering mag in een andere taal dan het Nederlands worden gevoerd indien daartoe wordt besloten door de voorzitter van de Algemene Vergadering.

27.8	De voorzitter van de Algemene Vergadering mag de spreektijd van de op de Algemene Vergadering aanwezige personen, alsmede het aantal vragen dat zij mogen stellen, beperken met het oog op het waarborgen van het ordelijk verloop van de Algemene Vergadering. Voorts mag de voorzitter van de Algemene Vergadering de vergadering verdagen indien hij meent dat daarmee het ordelijk verloop van de Algemene Vergadering wordt gewaarborgd.

ALGEMENE VERGADERING - UITOEFENING VAN VERGADER- EN STEMRECHT

Artikel 28

28.1	Iedere Vergadergerechtigde is bevoegd, in persoon of bij een schriftelijk gevolmachtigde, de Algemene Vergaderingen bij te wonen, daarin het woord te voeren en, indien van toepassing, het stemrecht uit te oefenen. Houders van onderaandelen tezamen uitmakende het bedrag van een aandeel oefenen deze rechten gezamenlijk uit, hetzij door een van hen, hetzij door een schriftelijk gevolmachtigde.

28.2	Het Bestuur kan besluiten dat iedere Vergadergerechtigde bevoegd is om, in persoon of bij een schriftelijk gevolmachtigde, door middel van een elektronisch communicatiemiddel aan de Algemene Vergadering deel te nemen, daarin het woord te voeren en, indien van toepassing, het stemrecht uit te oefenen. Voor de toepassing van de vorige volzin is vereist dat de Vergadergerechtigde via het elektronisch communicatiemiddel kan worden geïdentificeerd, rechtstreeks kan kennisnemen van de verhandelingen op de Algemene Vergadering en, indien van toepassing, het stemrecht kan uitoefenen. Het Bestuur kan voorwaarden stellen aan het gebruik van het elektronisch communicatiemiddel, mits deze voorwaarden redelijk en noodzakelijk zijn voor de identificatie van de Vergadergerechtigde en de betrouwbaarheid en veiligheid van de communicatie. Dergelijke voorwaarden worden bij de oproeping bekend gemaakt.

28.3	Voorts kan het Bestuur besluiten dat stemmen die voorafgaand aan de Algemene Vergadering via een elektronisch communicatiemiddel of bij brief worden uitgebracht gelijk worden gesteld met stemmen die ten tijde van de Algemene Vergadering worden uitgebracht. Deze stemmen worden niet eerder uitgebracht dan de Registratiedatum.

28.4	Voor de toepassing van de Artikelen 28.1 tot en met 28.3, hebben als stem- of Vergadergerechtigde te gelden zij die op de Registratiedatum die rechten hebben en als zodanig zijn ingeschreven in een door het Bestuur aangewezen register, ongeacht wie ten tijde van de Algemene Vergadering de rechthebbenden op de aandelen of certificaten zijn. Tenzij Nederlands recht anders vereist, is het Bestuur vrij om bij de oproeping tot een Algemene Vergadering te bepalen of de vorige volzin van toepassing is.

28.5	Iedere Vergadergerechtigde dient de Vennootschap schriftelijk kennis te geven van zijn identiteit en van zijn voornemen om de Algemene Vergadering bij te wonen. Deze kennisgeving moet door de Vennootschap uiterlijk op de zevende dag voor die van de Algemene Vergadering zijn ontvangen, tenzij bij de oproeping van die Algemene Vergadering anders is bepaald. Aan Vergadergerechtigden die niet aan dit vereiste hebben voldaan, mag de toegang tot de Algemene Vergadering worden geweigerd.

ALGEMENE VERGADERING - BESLUITVORMING

Artikel 29

29.1	Ieder aandeel geeft het recht om één stem op de Algemene Vergadering uit te brengen. Onderaandelen, voor zover die er zijn, die tezamen het bedrag van een aandeel uitmaken worden met een zodanig aandeel gelijkgesteld.

29.2	Voor een aandeel dat toebehoort aan de Vennootschap of aan een Dochtermaatschappij kan in de Algemene Vergadering geen stem worden uitgebracht; evenmin voor een aandeel waarvan een hunner de certificaten houdt. Vruchtgebruikers en pandhouders van aandelen die aan de Vennootschap en haar Dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik of pandrecht was gevestigd voordat het aandeel aan de Vennootschap of een Dochtermaatschappij toebehoorde. De Vennootschap of een Dochtermaatschappij kan geen stem uitbrengen voor een aandeel waarop zij een recht van vruchtgebruik of een pandrecht heeft.

29.3	Tenzij een grotere meerderheid is voorgeschreven door de wet of deze statuten, worden alle besluiten van de Algemene Vergadering genomen met Volstrekte Meerderheid. Indien de wet een grotere meerderheid voorschrijft voor besluiten van de Algemene Vergadering en de statuten een lagere meerderheid mogen bepalen, zullen die besluiten met de laagst mogelijke meerderheid worden genomen, voor zover elders in deze statuten niet uitdrukkelijk anders is bepaald.

29.4	Ongeldige stemmen, blanco stemmen en stemonthoudingen worden geacht niet te zijn uitgebracht. Bij de vaststelling in hoeverre het geplaatste kapitaal vertegenwoordigd is op een Algemene Vergadering, worden aandelen waarop een ongeldige of blanco stem is uitgebracht en aandelen die waarop een stem is onthouden wel meegerekend.

29.5	Ingeval van een staking van stemmen in de Algemene Vergadering, komt het betreffende besluit niet tot stand.

29.6	De voorzitter van de Algemene Vergadering bepaalt de wijze van stemmen en de stemprocedure op de Algemene Vergadering.

29.7	Het in de Algemene Vergadering uitgesproken oordeel van de voorzitter van die Algemene Vergadering omtrent de uitslag van een stemming is beslissend. Wordt onmiddellijk na het uitspreken van het oordeel van de voorzitter de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats, indien de meerderheid van de Algemene Vergadering of, indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, een stemgerechtigde aanwezige dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

29.8	Het Bestuur houdt van de genomen besluiten aantekening. De aantekeningen liggen ten kantore van de Vennootschap ter inzage van de Vergadergerechtigden. Aan ieder van dezen wordt desgevraagd afschrift of uittreksel van deze aantekeningen verstrekt tegen ten hoogste de kostprijs.

29.9	Besluitvorming van aandeelhouders kan op andere wijze dan in een vergadering geschieden, tenzij met medewerking van de Vennootschap certificaten van aandelen zijn uitgegeven. Zulk een besluitvorming is slechts mogelijk met algemene stemmen van de stemgerechtigde aandeelhouders. De stemmen worden schriftelijk uitgebracht en kunnen langs elektronische weg worden uitgebracht.

29.10	De Bestuurders en de Commissarissen hebben als zodanig in de Algemene Vergaderingen een raadgevende stem.

ALGEMENE VERGADERING - BIJZONDERE BESLUITEN

Artikel 30

30.1	De Algemene Vergadering kan de volgende besluiten slechts nemen op voorstel van het Bestuur:

a.	de uitgifte van aandelen of het verlenen van rechten tot het nemen van aandelen;

b.	het beperken of uitsluiten van het voorkeursrecht;

c.	het doen van een aanwijzing of het verlenen van een machtiging zoals bedoeld in de Artikelen 6.1, 7.5 respectievelijk 10.2;

d.	het verminderen van het geplaatste kapitaal van de Vennootschap;

e.	het doen van een uitkering ten laste van de winst of reserves van de Vennootschap;

f.	het doen van een uitkering in de vorm van aandelen in het kapitaal van de Vennootschap of in natura, in plaats van in geld;

g.	het wijzigen van deze statuten;

h.	het aangaan van een fusie of splitsing;

i.	het geven van opdracht aan het Bestuur tot het doen van aangifte tot faillietverklaring van Vennootschap; en

j.	de ontbinding van de Vennootschap.

30.2	Een onderwerp dat is opgenomen in de oproeping of op dezelfde wijze is aangekondigd door of op verzoek van een of meer Vergadergerechtigden op grond van de Artikelen 26.5 en/of 26.6 wordt niet geacht te zijn voorgesteld door het Bestuur voor de toepassing van Artikel 30.1, tenzij het Bestuur uitdrukkelijk aangeeft de behandeling van dat onderwerp te steunen in de agenda van de betreffende Algemene Vergadering of in de toelichting daarop.

VERSLAGGEVING - BOEKJAAR, JAARREKENING EN BESTUURSVERSLAG

Artikel 31

31.1	Het boekjaar van de Vennootschap is gelijk aan het kalenderjaar.

31.2	Jaarlijks binnen de betreffende wettelijke termijn maakt het Bestuur de jaarrekening en het bestuursverslag op en legt het deze voor de aandeelhouders ter inzage ten kantore van de Vennootschap.

31.3	De jaarrekening wordt ondertekend door de Bestuurders en door de Commissarissen. Ontbreekt de ondertekening van een of meer hunner, dan wordt daarvan onder opgave van reden melding gemaakt.

31.4	De Vennootschap zorgt dat de opgemaakte jaarrekening, het bestuursverslag en de krachtens artikel 2:392 lid 1 BW toe te voegen gegevens vanaf de oproep voor de Algemene Vergadering, bestemd tot hun behandeling, te haren kantore aanwezig zijn. De Vergadergerechtigden kunnen de stukken aldaar inzien en er kosteloos een afschrift van verkrijgen.

31.5	De jaarrekening wordt vastgesteld door de Algemene Vergadering.

VERSLAGGEVING - ACCOUNTANTSONDERZOEK Artikel 32

32.1	De Algemene Vergadering verleent opdracht tot onderzoek van de jaarrekening aan een externe accountant zoals bedoeld in artikel 2:393 BW. Gaat de Algemene Vergadering daartoe niet over, dan is de Raad van Commissarissen bevoegd.

32.2	De opdracht kan worden ingetrokken door de Algemene Vergadering en door degene die haar heeft verleend. De opdracht kan enkel worden ingetrokken om gegronde redenen; daartoe behoort niet een meningsverschil over methoden van verslaggeving of controlewerkzaamheden.

UITKERINGEN - ALGEMEEN

Artikel 33

33.1	Een uitkering kan slechts worden gedaan voor zover het eigen vermogen van de Vennootschap groter is dan het bedrag van het gestorte en opgevraagde deel van haar kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden.

33.2	Het Bestuur kan besluiten om een tussentijdse uitkering te doen, indien aan het vereiste van Artikel 33.1 is voldaan blijkens een tussentijdse vermogensopstelling die is opgesteld overeenkomstig artikel 2:105 lid 4 BW .

33.3	Uitkeringen worden gedaan naar evenredigheid van het totale nominale bedrag van de aandelen .

33.4	De gerechtigden tot een uitkering zijn de betreffende aandeelhouders, vruchtgebruikers en pandhouders, afhankelijk van de omstandigheden van het geval, op een daartoe door het Bestuur te bepalen datum. Deze datum zal niet eerder zijn dan de datum waarop de uitkering wordt aangekondigd.

33.5	De Algemene Vergadering kan besluiten, met inachtneming van Artikel 30, dat een uitkering geheel of deels in de vorm van aandelen in het kapitaal van de Vennootschap of in natura, in plaats van in geld, wordt gedaan.

33.6	Een uitkering wordt betaalbaar gesteld op een door het Bestuur te bepalen datum en, indien het een uitkering in geld betreft, in een of meer door het Bestuur te bepalen valuta's. Indien het een uitkering in natura betreft, bepaalt het Bestuur welke waarde aan die uitkering wordt toegekend voor de boekhoudkundige verwerking daarvan door de Vennootschap met inachtneming van het toepasselijke recht.

33.7	Een vordering tot betaling van een uitkering vervalt na verloop van vijf jaren nadat de uitkering betaalbaar werd gesteld.

33.8	Bij de berekening van het bedrag of de verdeling van een uitkering tellen de aandelen die de Vennootschap in haar kapitaal houdt niet mee. Aan de Vennootschap wordt geen uitkering gedaan op door haar gehouden aandelen in haar kapitaal.

UITKERINGEN - WINST EN RESERVES

Artikel 34

34.1	Met inachtneming van Artikel 33.1, wordt de winst die uit de jaarrekening van de Vennootschap over een boekjaar blijkt als volgt en in de onderstaande volgorde aangewend:

a.	het Bestuur bepaalt welk deel van de winst wordt toegevoegd aan de reserves van de Vennootschap; en

b.	met inachtneming van Artikel 30, staat de resterende winst ter beschikking van de Algemene Vergadering voor uitkering op de aandelen.

34.2	Uitkering van winst geschiedt, met inachtneming van Artikel 33.1, na de vaststelling van de jaarrekening waaruit blijkt dat zij geoorloofd is.

34.3	De Algemene Vergadering is bevoegd om te besluiten tot het doen van een uitkering ten laste van de reserves van de Vennootschap met inachtneming van Artikel 30.

34.4	Het Bestuur kan besluiten om op aandelen te storten bedragen ten laste te brengen van de reserves van de Vennootschap, ongeacht of die aandelen worden uitgegeven aan bestaande aandeelhouders.

ONTBINDING EN VEREFFENING

Artikel 35

35.1	Indien de Vennootschap wordt ontbonden, geschiedt de vereffening door het Bestuur onder toezicht van de Raad van Commissarissen, tenzij de Algemene Vergadering anders bepaalt.

35.2	Tijdens de vereffening blijven deze statuten zoveel mogelijk van kracht.

35.3	Hetgeen van het vermogen resteert na de betaling van alle schulden van de Vennootschap, wordt uitgekeerd aan de aandeelhouders.

35.4	Nadat de Vennootschap heeft opgehouden te bestaan, worden haar boeken, bescheiden en andere gegevensdragers bewaard gedurende de wettelijk voorgeschreven termijn door degene die daartoe in het besluit van de Algemene Vergadering tot ontbinding van de Vennootschap is aangewezen. Indien de Algemene Vergadering een dergelijke persoon niet heeft aangewezen, zullen de vereffenaars daartoe overgaan.